May 6, 2016

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re:	Second Sight Medical Products, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 5, 2016
File No. 333-209113

 Dear Mr. Mancuso:

By this letter we are responding to your letter dated May 3, 2016 addressed to Will McGuire, President and Chief Executive Officer of Second Sight Medical Products, Inc. (the “Company”). For convenience of staff, we have provided below full text of each comment in the order given to us followed by our response.

Indicated Subscription Exercises of Gregg Williams and of Easton Invest AG, page 29

1.	From your response to prior comment 3, it is unclear whether you terminated your previous arrangement allowing Mr. Williams to purchase unsubscribed amounts as of the expiration date at the subscription price up to the amount not purchased by other shareholders who exercise their basic and over-subscription rights. If the arrangement was not terminated, please provide appropriate disclosure in your prospectus about it; however, your disclosure should make clear that this arrangement is an unregistered transaction that is not part of your registered offering. If you have terminated the arrangement, please disclose the arrangement and its termination in an appropriate section of your prospectus.

We have stated that the further arrangement with Mr Williams has been terminated on pages 7, 29 and 32 as follows: "We previously have allowed Mr. Williams the further right, but not the obligation, to provide all the remaining unsubscribed amounts as of the Expiration Date and at the Subscription Price, up to the aggregate balance of the amount not taken up in the offering by our other shareholders. We have terminated this added arrangement and it is no longer applicable."

Incorporation by Reference, page 57

2.	We note your response to prior comment 5. Please tell us why you have not incorporated by reference your current reports filed on Form 8-K on January 6 and February 12, 2016.

Russell Mancuso
United States Securities and Exchange Commission
May 6, 2016

We have incorporated by reference our current reports on Form 8-K filed on January 6 and February 12, 2016. The information included in those reports are further contained within the Definitive Proxy Statement filed by us on April 15, 2016. Further, we have also incorporated by reference our Quarterly Report on Form 10-Q for the period ended March 31, 2016 as filed with the Commission prior to the filing of Amendment No. 3 to S-1 on this date.

Exhibit 5.1

3.	As rights to purchase securities are contractual obligations issued pursuant to agreements, please expand your response to prior comment 7 to clarify how you have determined that California law governs the relevant contractual obligations. For guidance, see Section II.B.1.f of Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission’s website. Address in your response, if relevant, whether you will be issuing rights to investors who do not live in California.

We have previously and again currently reviewed Section II.B.1.f of Staff Legal Bulletin No. 19 (October 14, 2011). Against this backdrop and our prior response, as well as discussions between our counsel and staff, we again respectfully submit our belief that that the law of our state of incorporation, namely California, should govern. In further support of this determination that the rights as contractual obligations are governed by our state law as indicated, we have clearly noted on the face of the Subscription Rights Certificate, attached to the filing as Exhibit 4.2, that it is governed by the laws of the State of California. Accordingly we respectfully believe that the Exhibit 5.1 is correct and need not be further changed.

We further acknowledge that, notwithstanding staff comments, upon our request of acceleration of the effective date of the pending registration statement we will provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, that effectiveness does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that staff will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

Russell Mancuso

United States Securities and Exchange Commission

May 6, 2016

You may contact Aaron A. Grunfeld, the company’s counsel, at (310) 788-7577, or by email at agrunfeld@grunfeldlaw.com, if you have questions or further comments regarding our responses to your questions and the related matters covered by this response.

Sincerely,

/s/ Thomas B. Miller

Chief Financial Officer

cc	(via e-mail): Brian Soares
cc	Will McGuire
Aaron A. Grunfeld